Rezolve AI plc
21 Sackville Street

London, W1S 3DN

United Kingdom

September 9, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention:	Edwin Kim

Re:	Rezolve AI plc
Registration Statement on Form F-1
Supplemental Response dated August 21, 2025
File No. 333-289103

Ladies and Gentlemen:

This letter is submitted in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) as set forth in the Staff’s comment letter dated September 29, 2025 (the “Comment Letter”), in respect of Rezolve AI Limited’s (the “Registrant”) Registration Statement on Form F-1, filed with the Commission on July 30, 2025 (the “Registration Statement”), and the Registrant’s Supplemental Response to the Staff, dated August 21, 2025.

In order to facilitate your review, we have restated the Staff’s comments in this letter, and we have set forth the Registrant’s responses immediately below the Staff’s comments.

In addition, the Registrant has revised the Registration Statement in response to the Staff’s comments and is filing an amendment to the Registration Statement (the “Amendment”) concurrently with this letter, which reflects the revisions and clarifies certain other information. The page numbers in the text of the Registrant’s responses correspond to the page numbers in the Amendment. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Amendment.

Registration Statement on Form F-1 Filed July 30, 2025

Legal Proceedings, page 68

1.
Staff’s comment: We note your response to our request that you provide more a more detailed description of the your legal proceeding against JBAAM Special Opportunities Fund II LLC and YA II PN, Ltd., involving a dispute over a securities purchase agreement (“SPA”) dated February 21, 2025. Please expand your draft language to address the following issues:
•
Specify the breaches alleged under Sections 4(a) and 4 (aa) of the SPA, as these provisions cross-reference a large amount of items.

U.S. Securities and Exchange Commission

September 9, 2025

•
To the extent known, quantify the compensatory damages sought.
•
Clarify YA II PN, Ltd.’s involvement with the SPA and why it believed it was entitled to compensation.

Response: The Registrant respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 68-69 of the Amendment.

* * *

U.S. Securities and Exchange Commission

September 9, 2025

Thank you for your attention to this matter. We hope that the foregoing responses address the issues raised in the Comment Letter and would be happy to discuss with you any remaining questions or concerns that you may have. Please contact Penny Minna at (410) 580-4228 should you have any questions concerning this letter or require further information.

Very truly yours,

/s/ Daniel Wagner

Daniel Wagner

Chief Executive Officer

cc: Penny Minna, Esq.

DLA Piper LLP (US)